UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                  -------------

                   Under the Securities Exchange Act of 1934*


                              AMEXDRUG CORPORATION
             -------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $.001 par value
             -------------------------------------------------------
                         (Title of Class of Securities)


                                   031139 10 8
             ------------------------------------------------------
                                 (CUSIP Number)


                                    Jack Amin
                       8909 West Olympic Blvd., Suite 112
                         Beverly Hills, California 90211
                            Telephone: (310) 855-0475
             ------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 25, 2000
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. \ \.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.  031139 10 8


1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (entities only)

             Jack Amin
    ----------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                         (a)      \  \
                                                         (b)      \  \
    ----------------------------------------------------------------------------

3.  SEC USE ONLY
    ----------------------------------------------------------------------------

4.  SOURCE OF FUNDS (See Instructions)
             OO and PF
    ----------------------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2 (e)  \  \
    ----------------------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    United States
    ----------------------------------------------------------------------------

NUMBER OF          7.      SOLE VOTING POWER                  7,835,000
SHARES
BENEFICIALLY       8.      SHARED VOTING POWER                        0
OWNED BY
EACH               9.      SOLE DISPOSITIVE POWER             7,835,000
REPORTING
PERSON            10.      SHARED DISPOSITIVE POWER               - 0 -
WITH
    ----------------------------------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    7,835,000 shares
    ----------------------------------------------------------------------------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES (See Instructions)  \  \
    ----------------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             97.3%
    ----------------------------------------------------------------------------

14. TYPE OF REPORTING PERSON (See Instructions)
             IN
    ----------------------------------------------------------------------------

                                  SCHEDULE 13D

Item 1. Security and Issuer
        -------------------

     Common Stock, $.001 par value ("Common Stock"), of Amexdrug Corporation (the "Company"). The Company's principal executive offices are located at 8908 West Olympic Blvd., Suite 112, Beverly Hills, California 90211.

Item 2. Identity and Background
        -----------------------

     This statement is filed by Jack Amin ("Mr. Amin"). The business address of Mr. Amin is 8909 West Olympic Blvd., Suite 112, Beverly Hills, California 90211.

     The present principal occupation or employment of Mr. Amin, and the name, principal business and address of any corporation or other organization in which such employment is conducted are: Mr. Amin is the President, Secretary, Treasurer and a director of the Company and its wholly-owned subsidiary, Allied Med, Inc., which are both located at 8908 West Olympic Blvd., Suite 112, Beverly Hills, California 90211.

     During the last five years, Mr. Amin has not: (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Mr. Amin is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration
        -------------------------------------------------

     The shares referred to in Item 5(a) below were acquired by Mr. Amin in the following two transactions:

          (a) On April 25, 2000, the U.S. Bankruptcy Court approved the sale of 1,000,000 shares of the common stock of the Company (then known as Harlyn Products, Inc.) to Mr. Amin for $100,000. Mr. Amin had borrowed the $100,000 used to purchase the shares in February 2000 from a company known as Allied Med, Inc., which was then 100% owned by Mr. Amin. The loan was unsecured and charged interest at 5% per annum.

          (b) On December 31, 2001, Jack Amin transferred all of the issued and outstanding shares of common stock of Allied Med, Inc. to the Company in exchange for which Mr. Amin was issued 7,000,000 shares of the Company's common stock. In addition, the Company assumed responsibility for payment of the $100,000 loan made by Allied Med, Inc. to Mr. Amin, and all accrued interest on that loan. Mr. Amin formed Allied Med, Inc. in October 1997 with his own personal funds.

Mr. Amin made a gift of 165,000 shares on December 10, 2001. Following the acquisition of Allied Med, Inc. which was consummated on December 31, 2001, Mr. Amin owned 7,835,000 shares of the Company's common stock.

Item 4. Purpose of Transaction
        ----------------------

     All of the shares referred to in Item 5(a) below as being beneficially owned by Mr. Amin were acquired by Mr. Amin for investment purposes. Mr. Amin may acquire and/or dispose of additional shares of the Company's common stock from time to time, either in the open market or in privately negotiated transactions. Any decision by Mr. Amin to increase or decrease his holdings in the Company's common stock may depend, however, on numerous factors, including, without limitation, the price of shares of the Company's common stock, the terms and conditions related to their purpose and sale, the prospects and profitability of the Company, other business and investment alternatives of Mr. Amin and general economic and market conditions.

     Mr. Amin presently has no plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above. However, Mr. Amin may formulate plans or proposals with respect to one or more of the foregoing in the future.

Item 5. Interest in Securities of Issuer
        --------------------------------

     (a) 7,835,000 shares of the Company's common stock are beneficially owned by Mr. Amin, consisting of approximately 97.3% of the Company's shares of common stock outstanding as of April 24, 2002.

     (b) Mr. Amin holds sole voting and dispositive power with respect to all of the 7,835,000 shares of the Company's common stock described in Item 5(a) as being beneficially owned by him.

     (c) During the 60 days prior to the filing of this Schedule 13D, Mr. Amin effected no transactions in the Company's common stock.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
        ------------------------------------------------------------------------
        Securities of the Issuer
        ------------------------

     Mr. Amin is not a party to any contract, arrangement, understanding or relationship with any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits
        ----------------------------------

     None.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Date: April 26, 2002                                 By:   /s/ Jack Amin
                                                        ------------------------
                                                          Jack Amin